

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-mail</u>
Lirong Wang
President
Mullan Agritech, Inc.
Quastisky Building, PO Box 4389, Road Town
Tortola, British Virgin Islands

      Re: Mullan Agritech, Inc.
              Registration Statement on Form 10-12G
              Filed July 19, 2013
              File No. 000-55007

Dear Mr. Wang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lilyanna Peyser for

                    Mara L. Ransom
                    Assistant Director